SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/24/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
975,203

8. SHARED VOTING POWER
197,324

9. SOLE DISPOSITIVE POWER
1,172,527
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,172,527

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.83%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of The Greater China Fund, Inc.
("GCH" or the "Issuer").
The principal executive offices of GCH are located at

Gateway Center Three
100 Mulberry Street
Newark, NJ 07102


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Brooklyn Capital Mangement, Phillip Goldstein,
60 Heritage Drive Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On October 17, 2007 the Massachusetts Secretary of State issued a permanent "obey the law" injunction and fined Bulldog Investors, Messrs. Goldstein and Dakos and certain related parties (the "Respondents") $25,000 for operating an open website containing information about certain unregistered investments and sending an e-mail about such investments to a Massachusetts resident who requested information. On April 5, 2012, the President signed the JOBS Act which expressly permits such acts. Consequently, on June 29, 2012, the Respondents submitted a motion to the Secretary to vacate his order.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
A member of the filing group has submitted the proposal in Exhibit A.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on August 28, 2012 there were 24,268,012 shares of common stock outstanding as of 06/30/12 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,172,527 shares of GCH or 4.83% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of GCH were purchased:

Date:		        Shares:		Price:
07/30/12		37,246		10.6202
08/07/12		5,100		10.7998
08/08/12		907		10.8000
08/09/12		16,870		10.9000
08/16/12		300		10.7900
08/17/12		393		10.8000
08/22/12		6,128		10.7600
08/23/12		8,900		10.8194
08/24/12		900		10.7500
08/27/12		10,807		10.6702
08/28/12		12,762		10.7491
08/29/12		6,633		10.6612
08/30/12		5,247		10.5422
09/04/12		7,276		10.4914
09/04/12		3,700		10.5000
09/10/12		18,058		10.7700
09/07/12		11,782		10.7874
09/11/12		7,204		10.8014
09/12/12		19,000		10.9400
09/12/12		9,210		10.9547
09/17/12		27,769		11.1600
09/18/12		3,200		11.1725
09/19/12		24,604		11.2807
09/21/12		25,967		11.1897





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/24/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit A:

Full Value Partners, L.P., Park 80 West,
250 Pehle Avenue, Suite 708,  Saddle Brook, NJ 07663
Phone (201) 556-0092 // Fax (201) 556-0097
// pgoldstein@bulldoginvestors.com

September 24, 2012

Deborah A. Docs, Secretary
The Greater China Fund, Inc.
c/o Prudential Investments LLC
Gateway Center Three, 4th Floor
100 Mulberry Street
Newark, New Jersey 07102

Dear Ms Docs:

Full Value Partners, L.P is a beneficial owner of the Greater China Fund Inc. (the "Fund"). We have owned shares of the Fund with a value exceeding $2,000.00 continuously for a period of more than 12 months and plan to hold these shares through the Fund's 2013 annual meeting of shareholders. Pursuant to Rule 14a-8, we are submitting the following shareholder proposal and supporting statement for inclusion in the Fund's proxy materials for the special meeting of stockholders currently scheduled for November 1, 2012:

Resolved: The stockholders recommend and request that if the proposal to approve the Investment Management Agreement between the Fund and Aberdeen is not approved by stockholders, a majority of the Fund's directors shall promptly resign and a special meeting shall be held as soon as possible to elect directors to fill the vacancies thereby created.

Supporting Statement

On June 29, 2012, the shareholders voted to terminate the Fund's investment management agreement with Barings. On September 18, 2012, the Fund announced that the Board of Directors approved a new investment management agreement between the Fund and Aberdeen Asset Management Asia Limited ("Aberdeen").

The shareholders must vote to approve the new management agreement. However, the board has not confirmed that the Fund's largest shareholder, which beneficially owns over 40% of the Fund's outstanding shares, will support the proposal. That shareholder has indicated its dissatisfaction with the board's performance. Unless that shareholder votes in favor of the new management agreement, it is virtually certain that it will not be approved. In that case, we believe that, in order to break the stalemate that is clearly harming the Fund, to avoid further unnecessary costs to the Fund, to eliminate the continued uncertainty about the Fund's future, and to enable the Fund to engage a qualified investment manager, the composition of the board needs to change.

Although this proposal is not binding on the board, we believe the board has a fiduciary duty to implement it if it is adopted by stockholders casting more than 50% of the total votes cast and the proposed management agreement is not approved.

Since (1) the announcement of the new management agreement was made on September 18, 2012; (2) the preliminary proxy material was filed the very next day; (3) the definitive proxy material has not yet been filed; (4) the special meeting is more than a month away; (5) we publicly filed a copy of this proposal (and provided it to the Fund's counsel) on September 24, 2012; and
(6) the outcome of the proposal to approve the new management agreement is dependent upon the vote of the Fund's largest stockholder, we believe this proposal has been submitted a reasonable time before the Fund begins to print and send its proxy materials. If necessary to permit a sufficient time for soliciting proxies, the Fund should modestly shift the printing and meeting dates rather than omit this proposal from its proxy materials. Please contact the undersigned if the board disagrees with us. Thank you.


Very truly yours,
By: /s/ Phillip Goldstein

Phillip Goldstein
Member
Full Value Advisors LLC
General Partner